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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*


                             VODAVI TECHNOLOGY, INC.
                         ------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                  92857 U 102
                                 --------------
                                 (CUSIP Number)


                               Anthony Silverman
                        11811 N. Tatum Blvd., Suite 2500
                     Phoenix, Arizona 85028, (602) 953-7980
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 7, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                        ------------------
CUSIP NO. 92857 U 102                                        Page 2 of    Pages
---------------------                                        ------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Anthony Silverman, S.S. No. ###-##-####
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    N/A
    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America.
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     180,848
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       180,848
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    180,848
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

    N/A
    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.2%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO.                                                     Page   of    Pages
---------------------                                         ------------------

ITEM 1. SECURITY AND ISSUER.

     Common Stock, $0.001 par value, of Vodavi Technology, Inc.

     Vodavi Technology, Inc.
     8300 East Raintree Drive
     Scottsdale, Arizona  85260

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)  Anthony Silverman

     (b)  11811 N. Tatum Boulevard, Suite 2500, Phoenix, Arizona 85028

     (c)  Registered Representative - Paradise Valley Securities, Inc.
          11811 North Tatum Boulevard, Suite 2500
          Phoenix, Arizona  85028
          Principal Business (Paradise) - Registered Securities Broker-Dealer;

     (d)  No.

     (e)  No.

     (f)  United States of America

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This statement is being filed to report that the reporting person's percentage of ownership in the issuer's common stock decreased below the five percent (5%) reporting level.

ITEM 4. PURPOSE OF TRANSACTION.

     The purpose of the reporting person in acquiring the securities of the issuer is for investment. The reporting person has no plans or proposals which would relate to or result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter- dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)  Aggregate Number of Shares Beneficially Owned

          180,848 shares (1) - 4.2%

     (b)  Sole Power to Vote        - 180,848
          Shared Power to Vote      -     -0-
          Sole Dispositive Power    - 180,848
          Shared Dispositive Power  -     -0-

     (c) On March 7, 2000, Mr. Silverman sold, through his minor daughter's custodial account, 2,000 shares of the issuer's common stock at a price per share of $5.88 in a market transaction. On March 6, 2000, Mr. Silverman sold, through an individual retirement account of his deceased son, of which he is the beneficiary, 2,000 shares at a price per share of $5.25 in a market transaction.

     (d)  N/A

     (e)  N/A

----------
(1) Includes 4,750 shares held in an individual retirement account, 8,700 shares held in an custodial account for his minor daughter, and 11,916 shares held in an individual retirement account of Mr. Silverman's deceased son, of which Mr. Silverman is the beneficiary.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

     N/A

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     N/A

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: May 25, 2000.                         /s/ Anthony Silverman
                                             -----------------------------------
                                             Anthony Silverman